# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Invesco Advantage Municipal Income Trust II, CIK 0000908993
CUSIP: 46132E855
Title of class of securities: SERIES 2015/6-VKI VARIABLE RATE MUNI TERM PREFERRED SHARES
Address of issuer's principal executive offices: 1555 PEACHTREE STREET, N.E., SUITE 1800, ATLANTA, Georgia (GA), 30309
Date of event which requires filing of this statement: 04/30/2026
Filed by CIK 0000070858
Persons authorized to receive notices and communications: Bank of America Corporation, Bank of America Corporate Center, 100 N. Tryon Street, Charlotte, North Carolina (NC), 28255, 980-825-9256

## Reporting persons
- BANK OF AMERICA CORP /DE/ (CIK 0000070858): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 1,469; sole dispositive power 0; shared dispositive power 1,469; aggregate amount beneficially owned 1,469 (100% of the class)
- Banc of America Preferred Funding Corp (CIK 0001565450): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,469; sole dispositive power 0; shared dispositive power 1,469; aggregate amount beneficially owned 1,469 (100% of the class)

## Item 1. Security and Issuer
Title of class of securities: SERIES 2015/6-VKI VARIABLE RATE MUNI TERM PREFERRED SHARES
Name of issuer: Invesco Advantage Municipal Income Trust II
Address of issuer's principal executive offices: 1555 PEACHTREE STREET, N.E., SUITE 1800, ATLANTA, Georgia (GA), 30309
Comment:
This Amendment No. 6 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated November 18, 2019 and filed with the SEC on November 27, 2019 (as amended to the date hereof, the "Original Schedule 13D") for Bank of America Corporation ("BAC") and Banc of America Preferred Funding Corporation ("BAPFC") (collectively, the "Reporting Persons") with respect to the Series 2015/6-VKI Variable Rate Muni Term Preferred Shares ("VMTP Shares") of Invesco Advantage Municipal Income Trust II (the "Issuer").

This amendment is being filed in relation to the deposit by BAPFC of 1,469 VMTP Shares (CUSIP No. 46132E855) into a tender option trust and custody arrangement designated as the TOB 2026-BAP0002 Trust on April 30, 2026.

## Item 2. Identity and Background
Present principal occupation or employment: Item 2(c) of the Original Schedule 13D is hereby amended by deleting Schedule I referenced therein and replacing it with Schedule I attached as an exhibit to this Amendment. ]
Criminal convictions in the last five years: Item 2(d) of the Original Schedule 13D is hereby amended by deleting Schedule II referenced therein and replacing it with Schedule II attached as an exhibit to this Amendment.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
The responses of the Reporting Persons in Item 3 and Item 4 of this Statement are incorporated herein by reference.
On April 30, 2026, Banc of America Preferred Funding Corporation ("BAPFC") deposited 1,469 Series 2015/6-VKI VMTP Shares (CUSIP No. 46132E855) into a tender option trust and custody arrangement designated as the TOB 2026-BAP0002 Trust (the "TOB Trust"). The TOB Trust has title to such VMTP Shares but does not independently have the power to dispose or direct the disposition of such VMTP Shares. BAPFC, as a beneficiary of the Trust and through its contractual rights, retains an indirect beneficial ownership in the VMTP Shares, including with respect to the voting rights on the VMTP Shares, which additionally remain subject to the Voting Trust.
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the transfer of, the VMTP Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended by adding the following language after the last paragraph thereof:
"On April 30, 2026, Banc of America Preferred Funding Corporation ("BAPFC") deposited 1,469 Series 2015/6-VKI VMTP Shares (CUSIP No. 46132E855) into a tender option trust and custody arrangement designated as the TOB 2026-BAP0002 Trust (the "TOB Trust"). The TOB Trust has title to such VMTP Shares but does not independently have the power to dispose or direct the disposition of such VMTP Shares. BAPFC, as a beneficiary of the Trust and through its contractual rights, retains an indirect beneficial ownership in the VMTP Shares, including with respect to the voting rights on the VMTP Shares, which additionally remain subject to the Voting Trust.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and the insertion of the following exhibits:
Exhibit Description of Exhibit
99.1 Joint Filing Agreement
99.2 Power of Attorney
99.7 Schedule I
99.8 Schedule II

## Signatures
- BANK OF AMERICA CORP /DE/: /s/Andres Ortiz, Authorized Signatory (05/04/2026)
- Banc of America Preferred Funding Corp: /s/Andres Ortiz, Authorized Signatory (05/04/2026)